EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement Nos. (333-18423, 333-88049 and 333-124774) on Form S-8 of Kennametal Inc. of our report dated June 15, 2017, with respect to the statements of net assets available for benefits of the Kennametal Thrift Plus Plan as of December 31, 2016 and 2015, the related statement of changes in net assets available for benefits for the year ended December 31, 2016, and the supplemental schedule of delinquent participant contributions as of December 31, 2016 and the supplemental schedule of assets (held at end of year) as of December 31, 2016, appearing in this Annual Report on Form 11-K of the Kennametal Thrift Plus Plan for the year ended December 31, 2016.

/s/ Herbein + Company, Inc.
Herbein + Company, Inc.

Pittsburgh, Pennsylvania
June 15, 2017